Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (201) 706-8965 brian.tanner@hawaiiantel.com	Media Contact: Su Shin, Hawaiian Telcom (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Third Quarter 2013 Results

Strong Hawaiian Telcom TV subscriber growth of more than 2,100

Video ARPU up 12 percent quarter-over-quarter

Business data revenue grew 37 percent

SystemMetrics acquisition expands data center business

HONOLULU (Tuesday, November 12, 2013) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its third quarter ended September 30.  The highlights are as follows:

•                  Revenue of $97.7 million grew by $1.0 million, or 1.1 percent, from $96.6 million in the prior year, resulting in Adjusted EBITDA(1) of $30.0 million.

•                  Generated net income of $2.1 million, or $0.18 per diluted share for the quarter, its twelfth consecutive quarter of profitability.

•                  Consumer revenue increased 2.4 percent year-over-year to $35.3 million, driven by growth in video and high-speed Internet (HSI) revenue of $2.2 million and $0.9 million, respectively.

•                  Added over 2,100 Hawaiian Telcom TV subscribers during the third quarter, ending the quarter with approximately 15,800 subscribers.

•                  Hawaiian Telcom TV average revenue per user (ARPU) grew 12 percent quarter-over-quarter.

•                  Enabled 11,000 households in the quarter, increasing its total to 111,000 households enabled.

•                  Business data revenue increased 37 percent year-over-year driven by growth in switched Ethernet, IP-VPN and dedicated Internet access revenues, and revenue from Wavecom Solutions Corporation (Wavecom).

•                  Successfully completed the acquisition of data center services provider SystemMetrics Corporation (SystemMetrics), creating a leading Hawaii cloud and colocation provider with statewide capabilities(2).

“Hawaiian Telcom’s third quarter results reflect our continued success toward repositioning the Company in the key growth areas of our business,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “We have brought a new level of competition and choice to the people of Hawaii with our next-generation Hawaiian Telcom TV service, now serving over 15,000 video subscribers and supporting strong HSI subscriber growth as more customers bundle services.”

“With the completion of the SystemMetrics acquisition, we took an important step toward meeting our goal of being the preeminent data center services provider in the State of Hawaii and we better positioned the Company to accelerate its overall growth strategy.  When combined with our existing suite of IP-based services and Hawaii’s most extensive and reliable broadband network, we have created a powerful platform for long-term success.

“We are excited by the portfolio of communications, data center and entertainment services that we are delivering to our customers, which further strengthens our competitive position and enables us to better address the key opportunities in our marketplace.  We believe our continued investment in our key strategic initiatives will further transform our growth profile, lead to stronger financial results and drive long-term shareholder value,” concluded Yeaman.

Third Quarter 2013 Results

Third quarter revenue was $97.7 million, a 1.1 percent increase compared with $96.6 million in the third quarter of 2012.  Revenue growth in the quarter was driven by video, HSI, and revenues related to the Wavecom acquisition, which more than offset the impact from a decrease in equipment and managed services revenue and a 2.3 percent decline in access lines, inclusive of Wavecom lines.  Adjusted EBITDA was $30.0 million, a decrease of $0.9 million year-over-year, primarily due to increased direct cost of goods related to video and a favorable excise tax adjustment recorded in the year-ago quarter.

The Company generated net income of $2.1 million, or $0.18 per diluted share for the quarter, compared to $5.6 million or $0.52 per diluted share in the same period a year ago.  The decrease was primarily due to a $2.0 million increase in depreciation and amortization as a result of investments made to its broadband network and assets it added from the acquisition of Wavecom, and a $1.8 million deferred tax provision, partially offset by a $1.4 million decrease in interest expense driven by its recent refinancing.

Consumer Revenue

Third quarter consumer revenue totaled $35.3 million, up 2.4 percent year-over-year primarily driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  Revenue growth in video and HSI services continues to more than offset lower revenue from legacy services, and combined those services now represent 30 percent of consumer revenue, up from 22 percent in the same period a year ago.

Video service revenue grew to $3.7 million for the quarter, up from $1.5 million in the same period a year ago, driven by the addition of over 7,300 subscribers to reach a total of approximately 15,800 subscribers at the end of the third quarter.  Hawaiian Telcom TV average revenue per user was up approximately 22 percent year-over-year.  For the quarter, 11,000 additional households were enabled, increasing the total number of households enabled to 111,000.  Hawaiian Telcom TV penetration of households enabled was approximately 14 percent at the end of the third quarter.

Consumer HSI revenue also was up from the same period a year ago, led by a 4.3 percent year-over-year increase in consumer HSI subscribers to approximately 90,250, which was primarily driven by high HSI pull-through rates from new video subscribers, and standalone HSI subscriber additions.  As of September 30, 2013, approximately 56 percent of all video subscribers had triple-play bundles and approximately 89 percent had double-, or triple-play bundles.  Increases driven by next-generation consumer video and HSI services were partially offset by declines in legacy consumer access and long distance lines of 8.5 percent and 7.5 percent, respectively.

Business Revenue

Third quarter business revenue totaled $42.7 million, up 2.7 percent from the same period a year ago, primarily due to revenue added as a result of the Wavecom acquisition.  Business data revenue, excluding Wavecom-related revenue, increased 11 percent year-over-year driven by higher demand for IP-based data services.  These increases were partially offset by a $1.5 million year-over-year decrease in equipment and managed services revenue and the year-over-year decline in legacy business access and long distance revenues.

Wholesale Revenue

Third quarter wholesale revenue totaled $16.5 million, down 6.6 percent from the same period a year ago.  Wholesale carrier data revenue declined $0.8 million year-over-year to $14.9 million, mainly due to the elimination of previously recognized revenue that related to services provided to Wavecom.  Switched carrier access revenue declined $0.6 million year-over-year to $1.6 million, equally attributable to the overall declines in access lines and minutes of use, and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, one-time charges and non-cash stock compensation, increased 2.9 percent to $67.7 million, primarily due to increased direct cost of goods related to video and higher costs related to the Wavecom acquisition, partially offset by decreased cost of goods related to lower levels of equipment sales.

Capital expenditures totaled $69.8 million in the nine-months ended September 30, 2013, up from $61.0 million for the nine-month period a year ago primarily due to greater investment in broadband network infrastructure and increased success-based spending to support the subscriber growth of Hawaiian Telcom TV and Fiber-to-the-Tower builds.  In addition, the Company won a large long-term success-based project from a major institution and expects to finalize a similar project with another major institution in the fourth quarter.   As a result of these new projects, the Company is raising its 2013 capital expenditure guidance from the low-$80 million range to the mid-$80 million range.

At the end of third quarter 2013, the Company had $45.1 million in cash and cash equivalents compared to $67.0 million at the end of 2012.  The reduction is primarily related to $11.9 million of cash used for the acquisition of SystemMetrics, $7.9 million of costs (including prepayment premium, original issue discount, and fees and expenses) associated with the refinancing of its $300 million term loan, higher capital expenditures, and temporary uses of working capital, partially offset by $13.1 million of net proceeds received from the sale of a parcel of land.  Net Debt(3) was $250.1 million, resulting in a Net Debt to Adjusted EBITDA ratio as of September 30, 2013 of 2.04x.

Conference Call

The Company will host a conference call to discuss its third quarter 2013 results at 9:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Tuesday, November 12, 2013.

To access the call, participants should dial (866) 515-2908 (US/Canada), or (617) 399-5122 (International) ten minutes prior to the start of the call and enter passcode 29092422.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) November 19, 2013.  Access the replay by dialing (888) 286-8010 and entering passcode 45131080.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 45131080.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section at www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including voice, video, Internet, data, wireless, and advanced communication and network services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2012 Annual Report on Form 10-K. The information contained in this release is as of November 12, 2013. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications, data center and entertainment solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, non-cash stock compensation and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  The acquisition of SystemMetrics Corporation was valued at $16.3 million, of which $11.9 million was payable at closing net of cash acquired, customary working capital adjustments and earn-out provisions.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

Operating revenues	$97,682	$96,647	$290,643	$288,910

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	41,829	41,176	122,073	121,407
Selling, general and administrative	27,965	26,547	84,860	82,567
Gain on sale of property	—	—	(6,546)	—
Depreciation and amortization	19,974	18,023	58,532	51,965

Total operating expenses	89,768	85,746	258,919	255,939

Operating income	7,914	10,901	31,724	32,971

Other income (expense):
Interest expense	(4,089)	(5,490)	(14,712)	(16,890)
Loss on early extinguishment of debt	—	—	(3,660)	(5,112)
Interest income and other	7	10	28	28

Total other expense	(4,082)	(5,480)	(18,344)	(21,974)

Income before income tax provision (benefit)	3,832	5,421	13,380	10,997

Income tax provision (benefit)	1,771	(194)	5,521	(346)

Net income	$2,061	$5,615	$7,859	$11,343

Net income per common share -
Basic	$0.20	$0.55	$0.76	$1.11
Diluted	$0.18	$0.52	$0.71	$1.06

Weighted average shares used to compute net income per common share -
Basic	10,337,488	10,246,335	10,321,905	10,230,719
Diluted	11,206,159	10,708,454	11,096,177	10,658,517

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30,	December 31,
	2013	2012

Assets

Current assets
Cash and cash equivalents	$45,114	$66,993
Receivables, net	36,706	34,082
Material and supplies	15,268	11,352
Prepaid expenses	5,344	5,161
Deferred income taxes, current	5,892	5,727
Other current assets	2,751	2,181
Total current assets	111,075	125,496
Property, plant and equipment, net	517,874	507,197
Intangible assets, net	41,052	39,075
Goodwill	11,783	1,569
Deferred income taxes	94,908	102,680
Other assets	12,315	9,075

Total assets	$789,007	$785,092

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	39,102	36,351
Accrued expenses	16,227	20,537
Advance billings and customer deposits	16,159	15,185
Other current liabilities	5,387	3,961
Total current liabilities	79,875	79,034
Long-term debt	292,248	292,410
Employee benefit obligations	121,014	132,004
Other liabilities	9,309	4,784
Total liabilities	502,446	508,232

Commitments and contingencies (Note 12)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,338,737 and 10,291,897 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	103	103
Additional paid-in capital	167,401	165,941
Accumulated other comprehensive loss	(28,068)	(28,450)
Retained earnings	147,125	139,266
Total stockholders’ equity	286,561	276,860

Total liabilities and stockholders’ equity	$789,007	$785,092

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Nine Months Ended
	September 30,
	2013	2012

Cash flows from operating activities:
Net income	$7,859	$11,343
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	58,532	51,965
Loss on early extinguishment of debt	3,660	5,112
Gain on sale of property	(6,546)	—
Employee retirement benefits	(10,324)	(11,001)
Provision for uncollectibles	2,003	2,526
Stock based compensation	1,886	1,343
Deferred income taxes	6,018	—
Changes in operating assets and liabilities:
Receivables	(4,142)	(1,552)
Material and supplies	(3,916)	(2,153)
Prepaid expenses and other current assets	(1,064)	(2,600)
Accounts payable and accrued expenses	(2,064)	1,768
Advance billings and customer deposits	323	980
Other current liabilities	106	296
Other	2,446	1,021
Net cash provided by operating activities	54,777	59,048

Cash flows from investing activities:
Capital expenditures	(69,809)	(61,019)
Acquisitions	(11,858)	—
Proceeds on sale of property	13,118	—
Net cash used in investing activities	(68,549)	(61,019)

Cash flows from financing activities:
Repayment of capital lease	(406)	—
Repayment of debt including premium	(302,333)	(306,000)
Proceeds from borrowing	298,500	295,500
Loan refinancing costs	(3,442)	(4,130)
Taxes paid related to net share settlement of equity awards	(426)	(53)
Net cash used in financing activities	(8,107)	(14,683)

Net change in cash and cash equivalents	(21,879)	(16,654)
Cash and cash equivalents, beginning of period	66,993	82,063

Cash and cash equivalents, end of period	$45,114	$65,409

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$14,416	$17,054

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	September 30,		Change
	2013	2012	Amount	Percentage

Wireline Services
Local voice services	$34,195	$35,257	$(1,062)	-3.0%
Network access services
Business data	6,282	4,600	1,682	36.6%
Wholesale carrier data	14,850	15,676	(826)	-5.3%
Subscriber line access charge	9,442	9,619	(177)	-1.8%
Switched carrier access	1,623	2,226	(603)	-27.1%
	32,197	32,121	76	0.2%
Long distance services	6,091	6,735	(644)	-9.6%
High-Speed Internet	9,999	9,013	986	10.9%
Video	3,717	1,528	2,189	143.3%
Equipment and managed services	7,228	8,715	(1,487)	-17.1%
Other	3,579	2,472	1,107	44.8%
	97,006	95,841	1,165	1.2%
Wireless	676	806	(130)	-16.1%
	$97,682	$96,647	$1,035	1.1%

Channel
Business	$42,739	$41,618	$1,121	2.7%
Consumer	35,298	34,486	812	2.4%
Wholesale	16,473	17,634	(1,161)	-6.6%
Other	3,172	2,909	263	9.0%
	$97,682	$96,647	$1,035	1.1%

For Nine Months

	Nine Months Ended
	September 30,		Change
	2013	2012	Amount	Percentage

Wireline Services
Local voice services	$103,859	$106,684	$(2,825)	-2.6%
Network access services
Business data	18,885	14,152	4,733	33.4%
Wholesale carrier data	45,123	47,310	(2,187)	-4.6%
Subscriber line access charge	28,507	29,211	(704)	-2.4%
Switched carrier access	5,125	6,861	(1,736)	-25.3%
	97,640	97,534	106	0.1%
Long distance services	18,804	21,342	(2,538)	-11.9%
High-Speed Internet	29,495	26,948	2,547	9.5%
Video	8,784	3,060	5,724	187.1%
Equipment and managed services	19,724	23,604	(3,880)	-16.4%
Other	10,253	7,168	3,085	43.0%
	288,559	286,340	2,219	0.8%
Wireless	2,084	2,570	(486)	-18.9%
	$290,643	$288,910	$1,733	0.6%

Channel
Business	$125,820	$123,481	$2,339	1.9%
Consumer	104,794	102,778	2,016	2.0%
Wholesale	50,248	53,903	(3,655)	-6.8%
Other	9,781	8,748	1,033	11.8%
	$290,643	$288,910	$1,733	0.6%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2013	2012	2013	2012	2013

Net income	$2,061	$5,615	$7,859	$11,343	$106,498
Income tax provision (benefit)	1,771	(194)	5,521	(346)	(85,495)
Interest expense and other income and expense, net	4,082	5,480	18,344	21,974	23,606
Depreciation and amortization	19,974	18,023	58,532	51,965	77,475
Non-cash stock compensation	735	503	1,886	1,343	2,415
Gain on sale of property	—	—	(6,546)	—	(6,546)
EBITDA	28,623	29,427	85,596	86,279	117,953
Non-recurring costs	733	694	1,858	1,655	2,768
Severance costs	304	752	712	752	712
Wavecom integration costs	341	—	969	—	969

Adjusted EBITDA	$30,001	$30,873	$89,135	$88,686	$122,402

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of September 30, 2013	$295,248
Less cash on hand	(45,114)
Total Net Debt as of September 30, 2013	$250,134

LTM Adjusted EBITDA as of September 30, 2013	$122,402

Total Net Debt to Adjusted EBITDA	2.04x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

September 2013 compared to September 2012

	September 30,	September 30,	Change
	2013	2012	Number	Percentage

Voice access lines
Residential	190,013	207,732	(17,719)	-8.5%
Business *	194,623	185,849	8,774	4.7%
Public	4,246	4,467	(221)	-4.9%
	388,882	398,048	(9,166)	-2.3%

High-Speed Internet lines
Residential	90,253	86,570	3,683	4.3%
Business	19,163	18,260	903	4.9%
Wholesale	986	1,014	(28)	-2.8%
	110,402	105,844	4,558	4.3%

Long distance lines
Residential	119,096	128,760	(9,664)	-7.5%
Business *	79,320	75,529	3,791	5.0%
	198,416	204,289	(5,873)	-2.9%

Video
Subscribers	15,796	8,444	7,352	87.1%
Homes Enabled	111,000	59,422	51,578	86.8%

*                 Business voice access lines and business long distance lines included approximately 11,000 and 6,100 lines, respectively, as of September 30, 2013 related to the acquisition of Wavecom.

September 2013 compared to June 2013

	September 30,	June 30,	Change
	2013	2013	Number	Percentage

Voice access lines
Residential	190,013	194,365	(4,352)	-2.2%
Business	194,623	195,756	(1,133)	-0.6%
Public	4,246	4,291	(45)	-1.0%
	388,882	394,412	(5,530)	-1.4%

High-Speed Internet lines
Residential	90,253	89,737	516	0.6%
Business	19,163	18,986	177	0.9%
Wholesale	986	998	(12)	-1.2%
	110,402	109,721	681	0.6%

Long distance lines
Residential	119,096	121,591	(2,495)	-2.1%
Business	79,320	79,956	(636)	-0.8%
	198,416	201,547	(3,131)	-1.6%

Video
Subscribers	15,796	13,618	2,178	16.0%
Homes Enabled	111,000	100,000	11,000	11.0%